Exhibit 14.1

CODE OF ETHICAL CONDUCT

INTEGRITY OF ACCOUNTING AND FINANCIAL INFORMATION

Volunteer Bancorp, Inc. maintains the highest standards in preparing the accounting and financial information disclosed to the public. There should never be issued any information that is false, misleading, incomplete or would lead to mistrust by the public, our customers, or our stockholders. All accounting records shall be compiled accurately, with the appropriate accounting entries properly classified when entered on the books.

No payments on behalf of Volunteer shall be approved or any transaction made with the intention or understanding that part or all of such payment will be used for any purpose other than that described by the documents supporting it. No fund, asset, or liability of Volunteer shall, under any circumstances or for any purpose, be concealed or used for an unlawful or improper purpose.

MONEY LAUNDERING AND TRANSACTION STRUCTURING

Volunteer may unknowingly be used to launder money derived from criminal activity. The intention behind these types of transactions is to hide ownership of the funds from the government. Volunteer makes every effort to resist being associated with money laundering or any other type of criminal activity.

Any employee who knowingly and willfully launders money, or attempts or assists someone in laundering money is subject to substantial fines or imprisonment or both. Also, in accordance with the Bank Secrecy Act (BSA), any employee who willfully structures a transaction, or attempts or assists someone in structuring a transaction to avoid the currency reporting requirements of BSA is subject to substantial fines and up to twenty years imprisonment.

Volunteer employees are prohibited from engaging in money laundering and/or transaction structuring. All employees are required to immediately report all attempts to launder money, structure a transaction and/or all suspicious activities.

EMBEZZLEMENT, THEFT, AND MISAPPLICATION OF FUNDS

Volunteer holds each employee responsible for maintaining accurate and complete records. Anyone who embezzles, steals, or willfully misappropriates any monies, funds, or credits of Volunteer is subject to fine or imprisonment or both.

REPORTING OF VIOLATIONS OF THE CODE OF ETHICS

Every employee has the responsibility to report any known or reasonably suspected violations of the law or this Code. Further, if an employee is concerned that circumstances could lead to a violation of this code, they must report their concerns. This allows the Company to complete an investigation, take remedial action if necessary, and implement controls to prevent possible future violations.

To report possible violations of or concerns about the Code, there are three options available:

1.	You may report a potential violation to your immediate supervisor, who will be responsible for either addressing the situation or escalating it to the appropriate management individual in the Company.

2.	If the potential violation involves your immediate supervisor, or if circumstances are such that it would be inappropriate to notify your immediate supervisor, you may report a potential violation to a higher level of management, up to and including any Corporate Officer, or to the Human Resources Department.

3.	You may anonymously report a potential violation by using a confidential hotline. The number to call is 423-601-7807. This hotline is available 24 hours a day, 7 days a week. Any calls related to accounting, internal controls and/or auditing matters will be directed to the Chairman of the Audit Committee of the Board of Directors.

All reports of possible violations will be investigated and resolved. The Company strictly prohibits any sort of intimidation of or retaliation against an employee for making a report based on a good faith belief that a violation did or could potentially occur, and any such intimidating or retaliatory behavior will be subject to corrective action up to and including termination. Similarly, an employee who files a false report with malicious intent and without a good faith belief that a violation did or could potentially occur will be subject to disciplinary action up to and including termination.